Exhibit 99.1

Nano Dimension Announces First Two Sales of DragonFly IV 3D-AME Systems to Leading Western Defense and Government Agencies

Launched in November 2021, DragonFly IV systems were sold right after completing two Beta Sites with other leading customers

Sunrise, Florida, December 6, 2021 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (“Nano Dimension”, Nasdaq: NNDM), an industry-leader in Additively Manufactured Electronics (AME), Printed Electronics (PE), and Micro Additive Manufacturing (Micro-AM), announced today that it has sold the first two DragonFly IV 3D-AME Printers, in addition to the two machines that have completed beta sites processes with other leading customers.

Nano Dimension is the leading provider of intelligent machines for the fabrication of AME. The new DragonFly IV system, combined with FLIGHT software, delivers new levels of quality, efficiency, and print resolution in the 3D printed electronics sector, providing increased flexibility to design any 3D geometry and create innovative new products.

DragonFly IV is a Dielectric and Conductive-Materials Additive Manufacturing System aimed for fabrication of High-Performance Electronic Devices (Hi-PEDs®) by depositing the proprietary materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers, and electro-mechanical components.

DragonFly IV 3D-AME Printer

DragonFly IV delivers improved accuracy of traces, spacing, and vias, improved PCB product quality, and the ability to design and produce 3D Hi-PEDs® in a one-step production process.

New capabilities include:

●	Integration with Nano Dimension’s new FLIGHT software
●	Integration of 3D elements in PCB
●	3D designed Hi-PEDs®
●	Support of HDI level elements
●	75µm traces; 100µm spacing; 150µm via
●	Enhanced print quality, optimizing yield with predictable conductivity
●	Low thickness variation <5%

FLIGHT Software Package

Nano Dimension’s new FLIGHT software suite provides a comprehensive first-of-a-kind ability to incorporate ECAD designs into real 3D MCAD designs, as well as intelligent verification, slicing, and job control solutions. FLIGHT enables the 3D design of electrical and mechanical features in 3-dimensions while ensuring that the new product designs comply with the system’s requirements and can then proceed directly to fabrication on the DragonFly IV.

The Flight Software Suite consists of 3 components:

1-FLIGHT Plan: Allows designers to develop viable 3D AME using both existing 2D design data, and novel 3D data. Tests show that this reduces the 3D AME design time by up to 10 times.

●	Integrates 3D MCAD and ECAD capabilities for 3D Electro-Mechanical design
●	Imports existing designs from major ECAD systems
●	Enables the use of customers’ existing design tools

2-FLIGHT Check: This application enables design rule checks so that the designs meet the DragonFly IV requirements and are ready for printing.

●	Unifies design rules for ECAD that meet the constraints of DragonFly IV
●	Reduces design iteration cycles

3-FLIGHT Control: Delivers an entirely new pre-production solution that enables concurrent fabrication of both 2D and 3D multi-material Hi- PEDs®, improving productivity.

●	Integrates system and job management toolsets
●	Supports new file formats (STL & ODB++)
●	Improves user experience through better rendering accuracy and user interface

About Nano Dimension

Nano Dimension (Nasdaq: NNDM) is a provider of intelligent machines for the fabrication of Additively Manufactured Electronics (AME). High fidelity active electronic and electromechanical subassemblies are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. They necessitate iterative development, IP safety, fast time-to-market, and device performance gains, thereby mandating AME for in-house, rapid prototyping and production. Nano Dimension machines serve cross-industry needs by depositing proprietary consumable conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers, and electromechanical components, to function at unprecedented performance. Nano Dimension bridges the gap between PCB and semiconductor integrated circuits. A revolution at the click of a button: From CAD to a functional high-performance AME device in hours, solely at the cost of the consumable materials. For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the benefits of the DragonFly IV system and FLIGHT software. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 11, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

U.S. Investor Relations:

Dave Gentry

RedChip Companies Inc.

Dave@redchip.com

407-491-4498 or 1-800-RED-CHIP (733-2447)